Exhibit 99.1

VERTICAL AEROSPACE ANNOUNCES REVIEW OF STRATEGIC ALTERNATIVES TO SUPPORT NEXT PHASE OF DEVELOPMENT; APPOINTS JEFFERIES AS FINANCIAL ADVISOR

London & New York — 24 September 2026 — Vertical Aerospace ("Vertical" or the "Company") (NYSE: EVTL), a global aerospace and technology company pioneering electric aviation, today announced that it has initiated a review of strategic alternatives including potential strategic and financial partnerships to advance the next stage of development.

The Company has retained Jefferies LLC as its financial advisor in connection with the review.

Stuart Simpson, Vertical Aerospace CEO, said:

“This year has been the most significant year in Vertical's history, with the completion of the first piloted transition flight under regulatory supervision globally at Farnborough International Airshow. Our team at Vertical has developed the best-in-class and only dual-use VTOL platform to the most exacting safety standards to serve a broad range of commercial and defence markets. The technology is in place and has been de-risked. As our focus moves to certification, industrialisation and commercialisation, we feel that now is the right time to explore our options for financing the next phase of our growth.”

The review follows a period of significant operational progress. In 2026, Vertical became only the second company globally to complete a piloted transition flight in a full-scale tiltrotor eVTOL and subsequently completed five consecutive days of piloted eVTOL transition demonstrations at the Farnborough International Airshow in front of more than 140,000 visitors.

The Company also recently strengthened its financial position with approximately $100 million of new financing to support continued progress towards certification and commercialisation. It has also appointed former Airbus Commercial Aircraft CEO Fabrice Brégier as Chair of its Board to help steer the Company through its next phase of development.

With the aircraft's core technology now demonstrated in piloted transition flight and the programme moving from development towards certification, industrialisation and commercial service entry, the Company considers this the right time to explore partnerships and alternatives that would benefit Vertical.

The Company's operations, certification programme and commercial commitments will continue unabated throughout the review process. Vertical remains on track to complete Critical Design Review by year-end 2026, and its early aircraft production facility and expanded Energy Centre remain on schedule to open later this year.

The Company has not set a timetable for completion of the review, and there can be no assurance that the review will result in any transaction, strategic change or other outcome. Vertical does not intend to disclose developments with respect to the review unless and until its Board of Directors has approved a specific course of action or otherwise determines that further disclosure is appropriate or required by law.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell Aerospace, Syensqo and Sonaca, with its own proprietary battery and propeller technology to develop the world's most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical's experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the review of strategic alternatives, including its scope, timing, conduct and potential outcomes; the potential for industrial, commercial or financial partnerships or other transactions and the anticipated benefits thereof; the Company's certification and development programmes, including the timing of Critical Design Review and the opening of its early aircraft production facility and expanded Energy Centre; the Company's pre-orders and customer arrangements; the Company's financing arrangements and liquidity; as well as statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate," "will," "aim," "potential," "continue," "is/are likely to" and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption "Risk Factors" in Vertical's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 24, 2026, as such factors may be updated from time to time in Vertical's other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Vertical disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

For more information:

Vertical Aerospace Media:

Justin Bates, Head of Communications

justin.bates@vertical-aerospace.com

+44 7878 357 463

Vertical Aerospace Investor Relations:

Gillian Levine, Investor Relations Lead

gillian.levine@vertical-aerospace.com

+1 248 470 8732